

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 21, 2015

<u>Via E-mail</u>
Ms. Katherine C. Harper
Senior Vice President and Chief Financial Officer
Tronox Limited
263 Tresser Blvd, Suite 1100
Stamford, CT 06901

      Re: **Tronox Limited**
               Form 10-K
               Filed February 26, 2015
               File No. 1-35573

Dear Ms. Harper:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                Sincerely,

                                                /s/ Terence O'Brien

                                                Terence O'Brien
                                                Branch Chief
                                                Office of Manufacturing and
                                                Construction